Exhibit 99.1

INDEX TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

MEIHUA INTERNATIONAL MEDICAL TECHNOLOGIES CO., LTD.

UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

MEIHUA INTERNATIONAL MEDICAL TECHNOLOGIES CO., LTD.

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS

(US$, except share data or otherwise noted)

	June 30, 2025	December 31, 2024
Assets
Current Assets
Cash	$15,548,394	$15,960,057
Restricted Cash	1,354,068	1,328,895
Bank acceptance receivables	18,674,458	18,566,258
Accounts receivable, net	86,603,995	78,660,700
Accounts receivable-a related party	1,194,162	727,180
Inventories	1,100,564	1,409,639
Due from related parties	11,193,418	17,045,169
Prepayments and other current assets	10,253,035	9,740,424
Prepayments and other current assets-a related party	418,784	-
Total current assets	146,340,878	143,438,322

Property, plant and equipment	7,775,330	7,886,579
Intangible assets	443,648	443,035
Long term investment	22,875,670	22,389,540
Prepayments and other noncurrent assets	11,502,168	11,088,736
Deferred tax assets	1,646,511	992,904
Total assets	$190,584,205	$186,239,116

Liabilities and shareholders’ equity
Liabilities
Short-term bank borrowings	$11,446,759	$7,945,966
Accounts payable	11,348,895	15,475,673
Taxes payable	694,736	1,243,127
Accrued expenses and other current liabilities	794,591	1,269,908
Contingent liability	1,354,068	1,328,895
Total current liabilities	25,639,049	27,263,569
Total liabilities	25,639,049	27,263,569

Commitments and contingencies
Shareholders’ equity
Ordinary share, $0.0005 par value, 80,000,000 shares authorized, 31,904,468 shares issued and outstanding as of June 30, 2025 and December 31, 2024	15,951	15,951
Treasury shares, at cost, 232,098 shares as of June 30, 2025 and December 31, 2024	(200,000)	(200,000)
Preferred share, $0.0005 par value, 20,000,000 shares authorized, no shares issued and outstanding as of June 30, 2025 and December 31, 2024	-	-
Additional paid-in capital	49,221,322	49,221,322
Statutory surplus reserves	16,289,661	16,238,283
Retained earnings	108,320,466	105,226,822
Accumulated other comprehensive loss	(8,702,244)	(11,526,831)
Total shareholders’ equity	164,945,156	158,975,547
Total equity	164,945,156	158,975,547

Total liabilities and equity	$190,584,205	$186,239,116

The accompanying notes form an integral part of these unaudited condensed consolidated financial statements.

MEIHUA INTERNATIONAL MEDICAL TECHNOLOGIES CO., LTD.

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF INCOME AND COMPREHENSIVE INCOME

(US$, except share data or otherwise noted)

	For The Six Months Ended June 30,
	2025	2024
Revenues
Third party sales	$37,585,472	$45,035,893
Related party sales	396,147	307,805
Total revenues	37,981,619	45,343,698
Cost of revenues	25,369,068	30,158,297

Gross profit	12,612,551	15,185,401

Operating expenses
Selling	2,699,773	3,199,538
General and administrative	2,712,652	3,502,639
Research and development	1,332,109	1,459,945
Provision for credit losses	2,628,912	1,131,267
Total operating expenses	9,373,446	9,293,389

Income from operations	3,239,105	5,892,012

Other (income) expense:
Change in fair value in convertible debt	-	514,862
Interest expense	122,769	129,292
Interest income	(573,626)	(292,670)
Currency exchange gain	(22,498)	(327,531)
Other income, net	(90,353)	(17,289)
Total other (income) expenses	(563,708)	6,664

Income before income tax provision	3,802,813	5,885,348
Income taxes expense	657,791	1,175,023
Net income	$3,145,022	$4,710,325
Net loss attributable to non-controlling interests	-	(6,265)
Net income attributable to shareholders	3,145,022	4,716,590

Foreign currency translation adjustment	2,824,587	(3,521,564)
Comprehensive income	$5,969,609	$1,188,761
Comprehensive loss attributable to non-controlling interests	-	(17,869)
Comprehensive income attributable to shareholders	$5,969,609	$1,206,630

Weighted average number of ordinary shares - basic	31,904,468	25,056,143
Weighted average number of ordinary shares - diluted	31,904,468	30,716,582

Basic net income per ordinary share	$0.10	$0.19
Diluted net income per ordinary share	$0.10	$0.17

The accompanying notes form an integral part of these unaudited condensed consolidated financial statements.

MEIHUA INTERNATIONAL MEDICAL TECHNOLOGIES CO., LTD.

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

(US$, except share data)

	Ordinary shares	Ordinary shares amount	Additional paid-in capital	Treasury shares	Treasury shares amount	Statutory surplus reserves	Retained earnings	Accumulated other comprehensive income (loss)	Non- controlling interests	Total Equity
Balance as of December 31, 2023	23,940,000	11,970	42,967,006	-	-	15,985,627	94,635,889	(7,268,652)	505,982	146,837,822
Net income	-	-	-	-	-	-	4,716,590	-	(6,265)	4,710,325
Appropriation of statutory reserve	-	-	-	-	-	84,144	(84,144)	-	-	-
Conversion of convertible debt	2,153,796	1,076	1,437,804	-	-	-	-	-	-	1,438,880
Warrants	-	-	595,000	-	-	-	-	-	-	595,000
Disposal of shareholders’ interest in a subsidiary	-	-	-	-	-	-	-	-	(488,113)	(488,113)
Currency translation adjustment	-	-	-	-	-	-	-	(3,509,960)	(11,604)	(3,521,564)
Balance as of June 30, 2024	26,093,796	13,046	44,999,810	-	-	16,069,771	99,268,335	(10,778,612)	-	149,572,350

Balance as of December 31, 2024	31,904,468	15,951	49,221,322	(232,098)	(200,000)	16,238,283	105,226,822	(11,526,831)	-	158,975,547
Net income	-	-	-	-	-	-	3,145,022	-	-	3,145,022
Appropriation of statutory reserve	-	-	-	-	-	51,378	(51,378)	-	-	-
Currency translation adjustment	-	-	-	-	-	-	-	2,824,587	-	2,824,587
Balance as of June 30, 2025	31,904,468	15,951	49,221,322	(232,098)	(200,000)	16,289,661	108,320,466	(8,702,244)	-	164,945,156

The accompanying notes form an integral part of these unaudited condensed consolidated financial statements.

MEIHUA INTERNATIONAL MEDICAL TECHNOLOGIES CO., LTD.

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

(US$)

	For The Six Months Ended June 30,
	2025	2024
Cash Flows from operating activities:
Net income	$3,145,022	$4,710,325
Adjustments to reconcile net income to net cash provided by (used in) operating activities:
Depreciation	267,688	272,219
Amortization	7,685	19,177
Provision for credit losses	2,628,912	1,131,267
Deferred tax benefit	(627,009)	(253,508)
Currency exchange gain	(22,498)	(327,531)
Interest expense on long-term receivable	(369,787)	-
Gain from equity method investments	(61,244)	(6,935)
Gain from disposal of equity interest in a subsidiary	-	(21,303)
Change in fair value in convertible debt	-	514,862
Amortization of operating lease right-of-use assets	-	403
Changes in operating assets and liabilities:
Bank acceptance receivables	240,512	1,429,460
Accounts receivable	(9,002,948)	(7,845,816)
Accounts receivable-a related party	(447,646)	(345,352)
Inventories	331,659	491,208
Prepayments and other assets	(155,167)	(69,200)
Prepayments and other assets-a related party	(413,645)	-
Accounts payable	(4,365,695)	1,168,462
Taxes payable	(564,921)	58,172
Accrued expenses and other current liabilities	(493,245)	156,440
Advance from customers	-	(65,927)
Operating leases liabilities	-	(624)
Net cash provided by (used in) operating activities	(9,902,327)	1,015,799

Cash flows from investing activities:
Additions to purchases of property, plant and equipment	(10,242)	(10,422)
Advance to related parties	(799,713)	(5,414,437)
Collection from a related party	6,898,580	-
Net cash provided by (used in) investing activities	6,088,625	(5,424,859)

Cash flows from financing activities:
Proceeds from convertible debt	-	5,580,000
Proceeds from short-term bank borrowings	11,719,935	6,375,607
Repayments of short-term bank borrowings	(8,410,777)	(5,821,206)
Net cash provided by financing activities	3,309,158	6,134,401

Effect of foreign exchange rate changes	118,054	(161,584)
Net increase (decrease) in cash	(386,490)	1,563,757
Cash, beginning of period	17,288,952	16,926,878
Cash, end of period	$16,902,462	$18,490,635

Reconciliation to amount on consolidated balance sheets:
Cash	$15,548,394	$12,655,871
Restricted cash	1,354,068	5,834,764
Total cash and restricted cash	$16,902,462	$18,490,635

SUPPLEMENTAL DISCLOSURE OF CASH FLOWS INFORMATION:
Cash paid for:
Interest	$122,769	$117,751
Income taxes	$1,913,893	$1,664,245

The accompanying notes form an integral part of these unaudited condensed consolidated financial statements.

MEIHUA INTERNATIONAL MEDICAL TECHNOLOGIES CO., LTD.

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

1. Organization and principal activities

Principal Activities:

Meihua International Medical Technologies Co., Ltd. (“Meihua” or “the Company”) was incorporated on November 10, 2020 in the Cayman Islands. It is a holding company with no operations. Meihua, through its subsidiaries (together, “the Group”) produces and sells medical consumables in People’s Republic of China (“PRC” or “China”).

As of June 30, 2025, the Company’s subsidiaries are as follows:

Entity Name	Registered Location	Percentage of ownership	Date of incorporation	Principal activities
康复国际医疗有限公司 Kang Fu International Medical Co., Limited (“Kang Fu”)	Hong Kong	100% by Meihua	October 13, 2015	Investment holding
扬州华达医疗器械有限公司 Yangzhou Huada Medical Device Co., Ltd. (“Huada”)	Yangzhou	100% by Kang Fu	December 24, 2001	Medical Equipment Sales
江苏亚达科技集团有限公司 Jiangsu Yada Technology Group Co., Ltd. (“Yada”)	Yangzhou	100% by Huada	December 5, 1991	Medical Equipment Sales
江苏华东医疗器械实业有限公司 Jiangsu Huadong Medical Device Industrial Co., Ltd. (“Huadong”)	Yangzhou	100% by Yada	November 18, 2000	Medical Equipment Sales
海南瑞营科技有限公司 Hainan Ruiying Technology Co., Ltd. (“Hainan Ruiying”)	Hainan	51% by Huadong	October 25, 2023	Medical Equipment Sales

Kang Fu was incorporated on October 13, 2015 with a registered capital of HKD 63,254,200 ($8,109,513). Kang Fu is a holding company with no operations. Huada, Yada and Huadong are directly or indirectly 100% owned by Kang Fu for all the periods presented.

Huada is a subsidiary wholly owned by Kang Fu and established in Yangzhou, China on December 24, 2001 with a registered capital of $602,400. On March 3, 2022, the registered capital was increased to $50,602,400.

Yada is a subsidiary wholly owned by Huada and was established in Yangzhou, China on December 5, 1991 with a registered capital of RMB51,390,000.

Huadong is a subsidiary wholly owned by Yada and was established in Yangzhou, China on November 18, 2000 with a registered capital of RMB50,000,000.

Those three subsidiaries primarily manufacture and sell Class I, II and III disposable medical devices under the Company’s own brands, and distribute Class I, II and III disposable medical devices sourced from other manufacturers to our domestic and overseas customers.

Hainan Ruiying is a subsidiary 51% owned by Huadong and established in Hainan, China on October 25, 2023 with a registered capital of RMB10,000,000.

MEIHUA INTERNATIONAL MEDICAL TECHNOLOGIES CO., LTD.

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

Reorganization and Share Issuance

On November 10, 2020, Meihua was incorporated in the Cayman Islands and issued 50,000 ordinary shares at par value of $1.00 to Yongjun Liu.

On December 21, 2020, Yongjun Liu surrendered 49,999 shares to the Company for cancellation. The Company subdivided each existing share with a par value of $1.00 into 2,000 shares with a par value of $0.0005 par value and created a new class of preferred shares. Upon completion of the share capital changes, the Company’s share capital includes 80,000,000 ordinary shares with a par value of $0.0005 per share and 20,000,000 preferred shares with a par value of $0.0005 per share.

Also on December 21, 2020, the Company engaged in a corporate reorganization to combine the controlled entities (now referred to as the subsidiaries) into one legal corporation (the Company). The specific transactions related to this reorganization are outlined below. The Company entered into a share exchange agreement with Kang Fu to issue an aggregate of 15,933,000 ordinary shares to Yongjun Liu and Yin Liu in exchange for 100% ownership of Kang Fu, and allotted 2,640,000 ordinary shares at $0.0005 par value to three BVI companies held by founders of the Company for no consideration.

On December 18, 2020, Yongjun Liu and Yin Liu and other shareholders (collectively, the “Parties”) executed an Acting-in-Concert Agreement. The major terms of this agreement are:

●	The Parties shall inform and discuss with each other and reach a consensus before exercising voting rights in the Company’s decision making.

●	If no consensus could be reached by the Parties, the decision made by Yongjun Liu and Yin Liu (who are a couple) prevails.

As a result of the Acting-in-Concert agreement, Yongjun Liu and Yin Liu together have the ultimate control of the Company.

The Acting-in-Concert Agreement that establishes the common control between Meihua International and Kang Fu is treated as though it was effective for all periods presented as during the years presented in these financial statements, the control of the entities has never changed (always under the control of Yongjun Liu and Yin Liu who are a couple). Accordingly, the combination has been treated as a corporate restructuring (reorganization) of entities under common control and thus the current capital structure has been retroactively presented in prior periods as if such structure existed at that time and in accordance with ASC 805-50-45-5, the entities under common control are presented on a combined basis for all periods to which such entities were under common control. Since all of the subsidiaries were under common control for the entirety of the years ended December 31, 2020, the results of these subsidiaries are included in the financial statements for all periods.

After the restructuring, Meihua holds 100% ownership of Kang Fu and has 80,000,000 ordinary shares and 20,000,000 preferred shares authorized, 18,575,000 ordinary shares and nil preferred share issued and outstanding.

The discussion and presentation of financial statements herein assumes the completion of the restructuring, which is accounted for retroactively as if it occurred on January 1, 2020, and the equity has been restated to reflect the change as well.

On December 22, 2020, the Company issued a total of 1,425,000 ordinary shares to three BVI companies with total consideration of $1,616,971 in a private offering.

2. Summary of Significant Accounting Policies

Basis of Presentation

The accompanying unaudited condensed consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”) pursuant to the rules and regulations of the Securities Exchange Commission (“SEC”). The interim results of operations are not necessarily indicative of results to be expected for any other interim period or for a full year. In the opinion of management, all adjustments, consisting only of normal recurring adjustments, considered necessary for a fair presentation of its financial position and operating results have been included. These financial statements should be read in conjunction with the Company’s audited consolidated financial statements and the related notes thereto for the fiscal years ended December 31, 2024 and 2023.

Use of Estimates

The preparation of unaudited condensed consolidated financial statements in conformity with U.S. GAAP requires management to make certain estimates and assumptions that affect the amounts reported and disclosed in the unaudited condensed consolidated financial statements and related notes.

The most significant estimates and judgments include allowance for credit losses, the valuation of inventory, useful life of property, plant and equipment and income taxes related to realization of deferred tax assets and uncertain tax position. Actual amounts could differ from those estimates.

Functional Currency and Foreign Currency Translation

The Company’s reporting currency is the United States dollar (“US$”). The Company’s operations are principally conducted through the PRC subsidiaries where the local currency is the functional currency. Therefore, the functional currency of Kang Fu is Hong Kong dollar and the functional currency of other subsidiaries is Renminbi (“RMB”).

Transactions denominated in currencies other than the functional currencies are translated into the functional currency of the entity at the exchange rates prevailing on the transaction dates. Monetary assets and liabilities denominated in currencies other than the applicable functional currency are translated into the functional currency at the prevailing rates of exchange at the balance sheet date. The resulting exchange differences are reported in the consolidated statements of income and comprehensive income.

The assets and liabilities of the Company are translated at the exchange spot rate at the balance sheet date, stockholders’ equity is translated at the historical rates and the revenues and expenses are translated at the average exchange rates for the periods. The resulting translation adjustments are reported under other comprehensive income in the consolidated statements of income and comprehensive income in accordance with Financial Accounting Standards Board (“FASB”) Accounting Standards Codification (“ASC”) 220, Comprehensive Income. The following are the exchange rates that were used in translating the Company’s PRC subsidiaries’ financial statements into the consolidated financial statements:

	June 30, 2025	December 31, 2024	June 30, 2024
Period ended spot	US$1=RMB 7.1636	US$1=RMB 7.2993	US$1=RMB 7.2672
Period average	US$1=RMB 7.2526	US$1=RMB 7.1957	US$1=RMB 7.2150

The exchanges rates used for translation from Hong Kong dollar to US$ was 7.8000, a pegged rate determined by the linked exchange rate system in Hong Kong. This pegged rate was used to translate Kang Fu’s balance sheets, income statement items and cash flow items for the six months ended June 30, 2025 and 2024.

Certain Risks and Concentration

The Company’s financial instruments that potentially subject the Company to significant concentrations of credit risk consist primarily of cash and receivables. As of June 30, 2025 and December 31, 2024, substantially all the Company’s cash were held in major financial institutions located in Hong Kong and mainland China, which management considers to be of high credit quality.

For the six months ended June 30, 2025, one customer accounted for approximately 8.40% of the Company’s total revenues. For the six months ended June 30, 2024, one customer accounted for approximately 12.4% of the Company’s total revenues.

As of June 30, 2025, one customer accounted for approximately 10.23% of the Company’s accounts receivable. As of December 31, 2024, one customer accounted for approximately 11.84% of the Company’s accounts receivable.

For the six months ended June 30, 2025, one supplier accounted for approximately 13.66% of the Company’s total purchases. For the six months ended June 30, 2024, one supplier accounted for approximately 13.73% of the Company’s total purchases.

Fair Value Measurement

Fair value is the price that would be received from selling an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. When determining the fair value measurements for assets and liabilities required or permitted to be recorded at fair value, the Company considers the principal or most advantageous market in which it would transact, and it considers assumptions that market participants would use when pricing the asset or liability.

The Company adopted the guidance of Accounting Standards Codification (“ASC”) 820 for fair value measurements which clarifies the definition of fair value, prescribes methods for measuring fair value, and establishes a fair value hierarchy to classify the inputs used in measuring fair value as follows:

Level 1:	Inputs are unadjusted quoted prices in active markets for identical assets or liabilities available at the measurement date.

Level 2:	Inputs are unadjusted quoted prices for similar assets and liabilities in active markets, quoted prices for identical or similar assets and liabilities in markets that are not active, inputs other than quoted prices that are observable, and inputs derived from or corroborated by observable market data.

Level 3:	Inputs are unobservable inputs which reflect the reporting entity’s own assumptions on what assumptions the market participants would use in pricing the asset or liability based on the best available information.

The Company’s financial instruments include cash, accounts receivable, bank acceptance receivables, due from related parties, accounts payable, other liabilities and accrued expenses and short-term bank borrowings. The carrying amounts approximate their fair values due to their short maturities as of June 30, 2025 and December 31, 2024.

Cash

Cash consists of petty cash on hand and cash held in banks, which are highly liquid and are unrestricted as to withdrawal or use.

Restricted Cash

The Company’s restricted cash is held at designated bank accounts as security for lawsuit in process.

Bank Acceptance Receivables

Bank acceptance receivables are issued by bank under the request of the Company’s customers, to pay for the purchased goods. The Company can choose to hold acceptance notes until maturity and receive the face value payment from the bank, or sell (exchange) the acceptance notes at a discount to another party willing to wait until maturity to receive the bank’s promised payment. The maturity date of the receivables is all within one year of the original issuance date and carried at face value. Bank acceptance receivables do not bear interest. The Company has not discounted any bank acceptances and there was no endorsed bank acceptances that are unmatured as of June 30, 2025. The Company collected approximately $4.6 million as of August 19, 2025.

Accounts Receivable and Allowance for Credit Losses

In June 2016, the FASB issued ASU No. 2016-13, “Financial Instruments — Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments,” which requires the Company to measure and recognize expected credit losses for financial assets held and not accounted for at fair value through net income. The Company adopted this guidance effective January 1, 2020. ASC 326 introduces an approach based on expected losses to estimate the allowance for credit losses, which replaces the previous incurred loss impairment model. The adoption of this guidance did not have a material impact on the Company’s consolidated financial statements. Accounts receivable are recognized and carried at original invoiced amount less an estimated allowance for credit losses. The Company estimates the allowance for credit losses based on an analysis of the aging of accounts receivable, assessment of collectability, including any known or anticipated economic conditions, customer-specific circumstances, recent payment history and other relevant factors.

The Company’s provision for credit losses was $5,687,230 and $2,969,406 as of June 30, 2025 and December 31, 2024, respectively. (see Note 3)

Inventories

Inventories are valued using the lower of cost or net realizable value. Cost is principally determined using the weighted-average method. Manufactured inventories included cost of materials, labor and overhead expenses. The Company records adjustments to inventory for excess quantities, obsolescence, or impairment, when appropriate, to reflect inventory at net realizable value. These adjustments are based upon a combination of factors including current sales volume, market conditions, lower of cost or market analysis and expected realizable value of the inventory.

There were no write-downs recognized of inventories as of June 30, 2025 and December 31, 2024.

Prepayments and other current assets

Prepayments and other assets primarily consist of receivable for land use right and property, refundable tax credits, security deposits made to customers, advances to employees, which are presented net of allowance for credit losses. These balances are unsecured and are reviewed periodically to determine whether their carrying value has become impaired. The Company considers the balances to be impaired if the utilization or refund of the balances becomes doubtful. The Company follows ASC 326 to estimate the allowance for credit losses. The allowance is based on management’s best estimate of specific losses on individual exposures, as well as a provision on historical trends of collections and utilizations. Actual amounts received or utilized may differ from management’s estimate of credit worthiness and the economic environment. Delinquent account balances are written off against allowance for doubtful accounts after management has determined that the likelihood of collection is not probable. The allowance for credit losses amounted to $nil as of both June 30, 2025 and December 31, 2024.

Impairment of Long-Lived Assets

The Company accounts for impairment of long-lived assets in accordance with Accounting Standards Codification (“ASC”) 360, Property, Plant and Equipment. (“ASC 360”). Long-lived assets consist primarily of property, plant and equipment, and intangible assets. In accordance with ASC 360, the Company evaluates the carrying value of long-lived assets when it determines a triggering event has occurred, or whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. When indicators exist, recoverability of assets is measured by a comparison of the carrying value of the asset group to the estimated undiscounted future net cash flows expected to be generated by the asset. Examples of such triggering events include a significant disposal of a portion of such assets, and adverse change in the market involving the business employing the related assets. If such assets are determined not to be recoverable, the Company performs an analysis of the fair value of the asset group and will recognize an impairment loss when the fair value is less than the carrying amounts of such assets. The fair value, based on reasonable and supportable assumptions and projections, require subjective judgments. Depending on the assumptions and estimates used, the appraised fair value projected in the evaluation of long-lived assets can vary within a range of outcomes. The Company considers the likelihood of possible outcomes in determining the best estimate for the fair value of the assets. The Company did not record any impairment charges for the six months ended June 30, 2025 and 2024. There can be no assurance that future events will not have impact on company revenue or financial position which could result in impairment in the future.

Investment

ASU 2016-01 (“ASU 2016-01”), Recognition and Measurement of Financial Assets and Financial Liabilities amends certain aspects of recognition, measurement, presentation and disclosure of financial instruments. The main provisions require equity investments (except those accounted for under the equity method of accounting or those that result in consolidation of the investee) to be measured at fair value through earnings, unless they qualify for a measurement alternative.

Equity Investments with Readily Determinable Fair Values

Equity investments with readily determinable fair values are measured and recorded at fair value using the market approach based on the quoted prices in active markets at the reporting date.

Equity investments without readily determinable fair values

After the adoption of this accounting standard, the Company elected to record equity investments without readily determinable fair values and not accounted for under the equity method at cost, less impairment, adjusted for subsequent observable price changes on a nonrecurring basis, and report changes in the carrying value of the equity investment in current earnings. Changes in the carrying value of the equity investment are required to be made whenever there are observable price changes in orderly transactions for the identical or similar investment of the same issuer. Reasonable efforts shall be made to identify price changes that are known or that can reasonably be known.

Equity investments accounted for using the equity method

The Company accounts for its equity investment over which it has significant influence but does not own a majority equity interest or otherwise control, using the equity method. The Company adjusts the carrying amount of the investment and recognizes investment income or loss for its share of the earnings or loss of the investee after the date of investment. The Company assesses its equity investment for other-than-temporary impairment by considering factors including, but not limited to, current economic and market conditions, operating performance of the entity, including current earnings trends and undiscounted cash flows, and other entity-specific information. The fair value determination, particularly for investments in a privately held entity, requires judgment to determine appropriate estimates and assumptions. Changes in these estimates and assumptions could affect the calculation of the fair value of the investment and determination of whether any identified impairment is other-than-temporary.

The Company continually reviews its investments in equity investees to determine whether a decline in fair value below the carrying value is other-than-temporary. The primary factors the Company considers in its determination include the financial condition, operating performance and the prospects of the equity investee; other company specific information such as recent financing rounds; market and industry in which the equity investee operates; and the length of time that the fair value of the investment is below its carrying value. If the decline in fair value is deemed to be other-than-temporary, the carrying value of the equity investee is written down to fair value.

For the six months ended June 30, 2025 and 2024, no impairment indicators were identified and no loss related to revaluation of its investment in the private company was recorded.

Value-added Tax

Value-added taxes (“VAT”) collected from customers relating to product sales and remitted to governmental authorities are presented on a net basis. VAT collected from customers is excluded from revenue which is recorded in VAT payable. The Company is subject to a VAT rate of 13%. The VAT payable may be offset by VAT paid by the Company on raw materials and other materials included in the cost of producing or acquiring its finished products.

Related Parties

Parties are considered to be related to the Company if the parties, directly or indirectly, through one or more intermediaries, control, are controlled by, or are under common control with the Company. Related parties also include principal owners of the Company, its management, members of the immediate families of principal owners of the Company and its management and other parties with which the Company may deal with if one party controls or can significantly influence the management or operating policies of the other to an extent that one of the transacting parties might be prevented from fully pursuing its own separate interests. The Company discloses all significant related party transactions.

Revenue Recognition

Effective January 1, 2018, the Company adopted ASC Topic 606 using the modified retrospective adoption method. Based on the requirements of ASC Topic 606, revenue is recognized when control of the promised goods or services is transferred to the customers in an amount that reflects the consideration the Company expects to be entitled to receive in exchange for those goods or services. The Company primarily sells its products to hospitals and medical equipment companies. Revenue is recognized when the following 5-step revenue recognition criteria are met:

1)	Identify the contract with a customer

2)	Identify the performance obligations in the contract

3)	Determine the transaction price

4)	Allocate the transaction price

5)	Recognize revenue when or as the entity satisfies a performance obligation

Revenue from product sales is recognized at the point in time control of the products is transferred, generally upon customer receipt based upon the standard contract terms. Shipping and handling activities are considered to be fulfillment activities rather than promised services and are not, therefore, considered to be separate performance obligations. The Company’s sales terms provide no right of return outside of a standard quality policy and returns are generally not significant. Payment terms for product sales are generally set at 90 to 180 days after the consideration becomes due and payable.

Revenue Disaggregation

The Company’s disaggregated revenues are represented by two categories which are type of goods and type of customers.

Type of Goods

	For The Six Months Ended June 30,
	2025	2024
Self-manufactured products	$18,392,949	$20,693,991
Resales of sourced disposable medical devices from third party manufacturers	19,588,670	24,649,707
Total Revenue	$37,981,619	$45,343,698

Type of Customers

	For The Six Months Ended June 30,
	2025	2024
Direct sales	$3,060,305	$3,370,827
Distributors	34,921,314	41,972,871
Total Revenue	$37,981,619	$45,343,698

Earnings per Ordinary Share

Earnings (loss) per ordinary share is calculated in accordance with ASC 260, Earnings per Share. Basic earnings (loss) per ordinary share is computed by dividing the net income (loss) attributable to shareholders of the Company by the weighted average number of ordinary shares outstanding during the year. Diluted earnings per ordinary share is computed in accordance with the treasury stock method and based on the weighted average number of ordinary shares and dilutive ordinary share equivalents. Dilutive ordinary share equivalents are excluded from the computation of diluted earnings per ordinary share if their effects would be anti-dilutive. There is no ordinary share equivalent issued to date.

Comprehensive Income

ASC 220, Comprehensive Income (“ASC 220”) establishes rules for reporting and display of comprehensive income and its components. ASC 220 requires that unrealized gains and losses on the Company’s foreign currency translation adjustments be included in comprehensive income.

Advertising Costs

The Company’s advertising costs are expensed as incurred. Advertising expenses are included in selling expenses in the accompanying consolidated statements of income and comprehensive income. Advertising expenses were $321 and $859 for the six months ended June 30, 2025, and 2024, respectively.

Research and Development Costs

Research and development expenses are expensed as incurred. Research and development expenses were $1,332,109 and $1,459,945 for the six months ended June 30, 2025, and 2024, respectively.

Income Tax

Current income taxes are provided on the basis of net profit for financial reporting purposes, adjusted for income and expense items which are not assessable or deductible for income tax purposes, in accordance with the regulations of the relevant tax jurisdictions.

Deferred income taxes are recognized for temporary differences between the tax bases of assets and liabilities and their reported amounts in the consolidated financial statements, net operating loss carry forwards and credits. Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion or all of the deferred tax assets will not be realized. Current income taxes are provided in accordance with the laws of the relevant taxing authorities. Deferred tax assets and liabilities are measured using enacted rates expected to apply to taxable income in which temporary differences are expected to be reversed or settled. The effect on deferred tax assets and liabilities of changes in tax rates is recognized in the statement of comprehensive income in the period of the enactment of the change.

The Company considers positive and negative evidence when determining whether a portion or all of its deferred tax assets will more likely than not be realized. This assessment considers, among other matters, the nature, frequency and severity of current and cumulative losses, forecasts of future profitability, the duration of statutory carry-forward periods, its experience with tax attributes expiring unused, and its tax planning strategies. The ultimate realization of deferred tax assets is dependent upon its ability to generate sufficient future taxable income within the carry-forward periods provided for in the tax law and during the periods in which the temporary differences become deductible. When assessing the realization of deferred tax assets, the Company has considered possible sources of taxable income including (i) future reversals of existing taxable temporary differences, (ii) future taxable income exclusive of reversing temporary differences and carryforwards, (iii) future taxable income arising from implementing tax planning strategies, and (iv) specific known trend of profits expected to be reflected within the industry.

The Company recognizes a tax benefit associated with an uncertain tax position when, in its judgment, it is more likely than not that the position will be sustained upon examination by a taxing authority. For a tax position that meets the more-likely-than-not recognition threshold, the Company initially and subsequently measures the tax benefit as the largest amount that the Company judges to have a greater than 50% likelihood of being realized upon ultimate settlement with a taxing authority. The Company’s liability associated with unrecognized tax benefits is adjusted periodically due to changing circumstances, such as the progress of tax audits, case law developments and new or emerging legislation. Such adjustments are recognized entirely in the period in which they are identified. The Company’s effective tax rate includes the net impact of changes in the liability for unrecognized tax benefits and subsequent adjustments as considered appropriate by management. The Company classifies interest and penalties recognized on the liability for unrecognized tax benefits as income tax expense.

Segment Reporting

FASB 280, “Segment Reporting,” establishes standards for reporting information about operating segments on a basis consistent with the Company’s internal organizational structure as well as information of the Company’s business segments, geographical areas, segments and major customers. The Company uses the “management approach” in determining reportable operating segments. The management approach considers the internal organization and reporting used by the Company’s chief operating decision maker for making operating decisions and assessing performance as the source for determining the Company’s reportable segments. The chief operating decision maker is the Company’s president and Chief Executive Officer (“CEO”). Management, including the chief operating decision maker, reviews operating results of different products at revenue level with no allocation of operating costs. Consequently, based on management’s assessment, the Company has determined that it has only one operating segment as defined by FASB ASC 280.

The Company has disclosed the type of revenue by government category as follows.

	For the six months ended
	June 30, 2025			June 30, 2024
Category	Produced	Purchased	Total	Produced	Purchased	Total
Class I	$3,452,135	$3,077,165	$6,529,300	$3,499,514	$5,532,267	$9,031,781
Class II	13,676,955	13,818,825	27,495,780	15,812,678	17,118,859	32,931,537
Class III	149,377	803,831	953,208	313,103	628,028	941,131
Others	1,114,482	1,888,849	3,003,331	1,068,696	1,370,553	2,439,249
Total	$18,392,949	$19,588,670	$37,981,619	$20,693,991	$24,649,707	$45,343,698

Class I, II, and III medical devices are defined by the National Medical Products Administration of China according to their risk levels under the Regulation on the Supervision and Administration of Medical Devices (2021 Revision), Article 6 as follows:

●	“Class I Medical Devices” means medical devices with low risks, whose safety and effectiveness can be ensured through routine administration.

●	“Class II Medical Devices” means medical devices with moderate risks, which shall be strictly controlled and administered to ensure their safety and effectiveness.

●	“Class III Medical Devices” means medical devices with relatively high risks, which shall be strictly controlled and administered through special measures to ensure their safety and effectiveness.

Furthermore, the Company has disclosed revenue by major product type included in each government category.

		For the six months ended
Category	Products	June 30, 2025	June 30, 2024
Class I	Eye drops bottle	$853,138	$671,889
	Oral medicine bottle	1,415,507	1,296,401
	Anal bag	1,393,451	1,348,431
	Other Class I	2,867,203	5,715,060
Subtotal-Class I		$6,529,299	$9,031,781
Class II	Masks	61,302	67,144
	Identification tape	5,808,319	6,215,605
	Disposable medical brush	3,835,342	4,348,913
	Gynecological inspection kits	4,042,788	3,690,332
	Surgical kit	666,285	1,221,656
	Medical brush	1,517,218	2,466,810
	Medical kit	574,872	856,880
	Other Class II	10,989,650	14,064,197
Subtotal-Class II		$27,495,776	$32,931,537
Class III	Electronic pump	80,115	89,329
	Anesthesia puncture kit	116,836	144,757
	Disposable infusion pump	52,645	52,857
	Infusion pump	23,292	91,687
	Electronic infusion pump	2,204	970
	Laparoscopic trocar	16	4,923
	Other Class III	678,101	556,608
Subtotal-Class III		$953,209	$941,131
Others		3,003,335	2,439,249
Total		$37,981,619	$45,343,698

For the six months ended June 30, 2025 and 2024, revenues and assets within PRC contributed over 88.51% and 99.0% of the Company’s total revenues and assets, respectively.

Recent Accounting Pronouncements

In June 2022, the FASB issued ASU 2022-03 Fair Value Measurement (Topic 820): Fair Value Measurement of Equity Securities Subject to Contractual Sale Restrictions. The update clarifies that a contractual restriction on the sale of an equity security is not considered part of the unit of account of the equity security and, therefore, is not considered in measuring fair value. The update also clarifies that an entity cannot, as a separate unit of account, recognize and measure a contractual sale restriction. The update also requires certain additional disclosures for equity securities subject to contractual sale restrictions. For public business entities, the amendments in this Update are effective for fiscal years beginning after December 15, 2023, and interim periods within those fiscal years. For all other entities, the amendments are effective for fiscal years beginning after December 15, 2024, and interim periods within those fiscal years. Early adoption is permitted for both interim and annual financial statements that have not yet been issued or made available for issuance. As an emerging growth company, the standard is effective for the Company for the year ended December 31, 2025. The adoption of this guidance did not have a material impact on the Company’s unaudited condensed consolidated financial statements.

In December 2023, the Financial Accounting Standards Board (“FASB”) issued ASU 2023-09, “Income Taxes (Topic 740): Improvements to Income Tax Disclosures” (“ASU 2023-09”). This ASU requires that public business entities must annually “(1) disclose specific categories in the rate reconciliation and (2) provide additional information for reconciling items that meet a quantitative threshold (if the effect of those reconciling items is equal to or greater than 5 percent of the amount computed by multiplying pretax income or loss by the applicable statutory income tax rate).” A public entity should apply the amendments in ASU 2023-09 prospectively to all annual periods beginning after December 15, 2024. The adoption of this guidance did not have a material impact on the Company’s unaudited condensed consolidated financial statements.

On November 27, 2023, the FASB issued ASU 2023-07. The amendments improve reportable segment disclosure requirements. Main provisions include: (1) significant segment expenses—public entities are required to disclose significant segment expenses by reportable segment if they are regularly provided to the CODM and included in each reported measure of segment profit or loss; (2) other segment items—public entities are required to disclose other segment items by reportable segment. Such a disclosure would constitute the difference between reported segment revenues less the significant segment expenses (disclosed) less reported segment profit or loss; (3) multiple measures of a segment’s profit or loss—public entities may disclose more than one measure of segment profit or loss used by the CODM, provided that at least one of the reported measures includes the segment profit or loss measure that is most consistent with GAAP measurement principles; (4) CODM-related disclosures—disclosure of the CODM’s title and position is required on an annual basis, as well as an explanation of how the CODM uses the reported measure(s) and other disclosures. (5) entities with a single reportable segment—public entities must apply all of the ASU’s disclosure requirements, as well as all existing segment disclosure and reconciliation requirements in ASC 280; (6) recasting of prior-period segment information to conform to current-period segment information—recasting is required if segment information regularly provided to the CODM is changed in a manner that causes the identification of significant segment expenses to change. The amendments in ASU 2023-07 are effective for all public entities for fiscal years beginning after December 15, 2023. The adoption of this guidance did not have a material impact on the Company’s unaudited condensed consolidated financial statements.

In November 2024, the FASB issued ASU 2024-03, Income Statement - Reporting Comprehensive Income - Expense Disaggregation Disclosures (Subtopic 220-40): Disaggregation of Income Statement Expenses (“ASU 2024-03”), and in January 2025, the FASB issued ASU 2025-01, Income Statement - Reporting Comprehensive Income - Expense Disaggregation Disclosures (Subtopic 220-40): Clarifying the Effective Date (“ASU 2025-01”). ASU 2024-03 requires additional disclosure of the nature of expenses included in the income statement as well as disclosures about specific types of expenses included in the expense captions presented in the income statement. ASU 2024-03, as clarified by ASU 2025-01, is effective for fiscal years beginning after December 15, 2026, and interim periods within fiscal years beginning after December 15, 2027, with early adoption permitted. The Company is currently evaluating the impact these standards will have on it financial statements.

In July 2025, the Financial Accounting Standards Board (“FASB”) issued Accounting Standards Update (“ASU”) 2025-05, Measurement of Credit Losses for Accounts Receivable and Contract Assets. ASU 2025-05 amends ASC 326, Financial Instruments—Credit Losses, and introduces a practical expedient available for all entities and an accounting policy election available for all entities, other than public business entities, that elect the practical expedient. These changes apply to the estimation of expected credit losses for current accounts receivable and current contract assets arising from transactions accounted for under ASC 606, Revenue Recognition. Under the practical expedient, entities may assume that current conditions as of the balance sheet date remain unchanged for the remaining life of the asset when developing reasonable and supportable forecasts. This simplifies the estimation process for short-term financial assets. ASU 2025-05 is effective for the Company’s annual reporting periods beginning after December 15, 2025, and interim reporting periods within those annual reporting periods, with early adoption permitted. ASU 2025-05 should be applied on a prospective basis. The Company is currently assessing the impact this standard will have on the Company’s unaudited condensed Consolidated Financial Statements.

The Company does not believe other recently issued but not yet effective accounting standards, if currently adopted, would have a material effect on the Group’s combined balance sheets, statements of income and statements of cash flows.

3. Accounts receivable, net

Accounts receivable consisted of the following:

	June 30, 2025	December 31, 2024
Accounts receivable	$93,485,387	$82,357,286
Less: allowances for doubtful accounts	(5,687,230)	(2,969,406)
Total accounts receivable, net	87,798,157	79,387,880
Less: accounts receivable, net, related parties	(1,194,162)	(727,180)
Accounts receivable from third parties, net	$86,603,995	$78,660,700

For the six months ended June 30, 2025, and 2024, provision for credit losses were $2,628,912 and $1,131,267.

Allowance for credit losses movement is as follows:

	June 30, 2025	December 31, 2024
Beginning balance	$(2,969,406)	$(1,928,486)
Provision for credit loss	(2,628,912)	(1,109,347)
Foreign exchange translation	(88,912)	68,427
Ending balance	$(5,687,230)	$(2,969,406)

4. Prepayments and other assets

Prepayments and other current assets consist of the following:

	June 30, 2025	December 31, 2024
Others receivable	$136,512	$150,463
Long term receivable on land use right (1)	11,502,168	11,088,736
Receivable for property (2)	9,942,627	9,589,961
Prepaid income tax	173,896	-
Total	21,755,203	20,829,160
Less: non-current portion	(11,502,168)	(11,088,736)
Prepayments and other current assets	$10,253,035	$9,740,424

(1)	On October 22, 2018, the Company signed a land use right agreement with the government of Touqiao Town, Yangzhou City and paid RMB 50 million and RMB 60 million, respectively, in 2018 and 2019 according to the agreement. As a result of COVID-19, the land use right had not been transferred to the Company as scheduled. Both parties agreed to cancel the transaction and the funds that were prepaid for land use right will be returned to the Company before December 31, 2027. As of June 30, 2025, the Company collected RMB 20 million ($2.74 million). The Company expects to recover the payment in instalments before December 31, 2027.

(2)	On April 20, 2020, the Company signed a factory building purchase agreement with Jiangsu Qionghua Group Co., Ltd. and paid deposit of RMB 85 million. As a result of COVID-19, the factory building had not been completed as scheduled. Both parties agreed to cancel the transaction and that the deposit for the building would be returned to the Company on or before December 31, 2025, with such deposit accumulating interest at an annual interest rate of 3.5%. For the year ended December 31, 2023, the Company collected principal of RMB5 million ($706,125) and interest of RMB2.5 million ($0.35 million). For the year ended December 31, 2024, the Company collected principle of RMB 10 million ($1.37 million) and interest of RMB 2.98 million ($0.41 million). As of June 30, 2025, the principle and interests were RMB 71.2 million ($9.9 million). The Company expects to recover the payment in instalments over the next six months.

5. Inventories

Inventories consist of the following:

	June 30, 2025	December 31, 2024
Raw material	$415,394	$716,293
Work-in-process	122,057	4,472
Finished goods	534,442	631,367
Low-value consumables	28,671	57,507
Total	$1,100,564	$1,409,639

As of June 30, 2025 and December 31, 2024, there were no writes-down of inventories.

6. Investment

	Equity investments accounted for using the equity method(i)	Equity investments without readily determinable fair values (ii)	Total
Balance as of December 31, 2024	$21,910,042	$479,498	$22,389,540
Additions	-	-	-
Gain from equity method investments	61,244	-	61,244
Foreign exchange translation	415,803	9,083	424,886
Balance as of June 30, 2025	$22,387,089	$488,581	$22,875,670

(i)	Equity investments accounted for using equity method

On December 1, 2022, Huadong invested RMB 40 million into Jiangsu Zhongxiangxin International Science and Technology Innovation Park Co., Ltd. (“Zhongxiangxin”), and obtained a 25% ownership interest of Zhongxiangxin. Zhongxiangxin manufactures and sells medical materials in the PRC. The Company accounted for the investment using the equity method, because the Company has significant influence but does not own a majority equity interest in or otherwise exercise control over the equity investee. For the six months ended June 30, 2025 and 2024, the income from equity method investment from Zhongxiangxin was $22,447 and $3,747, respectively.

On February 26, 2024, the Company transferred its 45% equity interest in Hainan Guoxie Technology Group Co. Ltd. (“Hainan Guoxie”) from Kangfu to Huadong, and the remaining 10% equity interest was sold to a third party, Yangzhou Boxin Medical Equipment Co., Ltd. (“Boxin”) in exchange for $637,940 (RMB4.4 million) in consideration. After the transaction, the Company no longer controls Hainan Guoxie. The Company accounted for the investments using the equity method, because the Company has significant influence but does not own a majority equity interest in or otherwise exercise control over the equity investee. For the six months ended June 30, 2025 and 2024, the income from equity method investment from Hainan Guoxie was $9,481 and $3,187, respectively.

On November 5, 2024, Huadong invested $13.7 million (RMB 100 million) into Jiangsu Guomai Medical Equipment Co., Ltd (“Jiangsu Guomai”) and obtained 40% ownership interest of Jiangsu Guomai. Jiangsu Guomai manufactures and sells medical materials in the PRC. The Company accounted for the investments using the equity method, because the Company has significant influence but does not own a majority equity interest or otherwise control over the equity investee. For the six months ended June 30, 2025 and 2024, the income from equity method investment from Jiangsu Guomai was $29,316 and $nil, respectively.

(ii)	Equity investments without readily determinable fair value

On March 3, 2011, Yada invested RMB 6 million into Yangzhou Juyuan Guarantee Co., Ltd. (“Juyuan”) and obtained 12% equity interest of Juyuan. Juyuan mainly provides financing guarantee services and relevant consulting services to customers. Juyuan has only one executive director and one supervisor. Neither the executive director nor supervisor is related to Yada. Therefore, Yada has neither control nor significant influence over Juyuan. For the Company’s passive and without significant influence or control equity investment in a private company which does not have readily determinable fair values, the Company has elected the measurement alternative defined as cost, less impairment, plus or minus adjustments resulting from observable price changes in orderly transactions for the identical or a similar investment of the same issuer. On January 5, 2023, majority shareholder of Juyuan purchased 5% equity interest of Juyuan from Yada for a consideration of RMB 2.5 million ($353,062). The carrying value of the investment amounted to $488,581 as of June 30, 2025.

For the six months ended June 30, 2025 and 2024, no impairment indicators were identified and no loss related to revaluation of its investment in the private company was recorded.

7. Bank Borrowings

Bank borrowings are working capital loans from banks in China. Short-term bank borrowings as of June 30, 2025 consisted of the following:

Lender	Company	Rate	Issuance Date	Expiration Date	Amount- RMB	Amount- US$
Agricultural Bank of China	Yada	2.35%	2025/4/14	2026/4/10	10,000,000	1,395,946
Bank of Communications	Huada	2.50%	2025/3/20	2026/3/18	8,000,000	1,116,757
Zheshang Bank of China	Huada	2.11%	2025/6/24	2026/6/24	5,000,000	697,973
Zheshang Bank of China	Huada	2.50%	2025/1/23	2026/2/23	5,000,000	697,973
China Minsheng Banking	Huada	2.20%	2025/6/30	2026/6/30	5,000,000	697,973
CITIC Bank	Huada	2.70%	2024/9/26	2025/9/25	5,000,000	697,973
CITIC Bank	Huada	2.70%	2024/9/30	2025/9/25	5,000,000	697,973
Jiangsu Yangzhou Rural Commercial Bank	Huadong	2.46%	2025/1/14	2026/1/12	10,000,000	1,395,946
Bank of Communications	Huadong	2.25%	2025/6/18	2026/6/17	1,000,000	139,595
Bank of Communications	Huadong	2.25%	2025/6/24	2026/6/23	4,000,000	558,379
Bank of Jiangsu	Huadong	2.60%	2024/12/23	2025/12/15	5,000,000	697,973
Everbright Bank	Huadong	2.25%	2025/5/22	2026/11/22	5,000,000	697,973
Bank of China	Huadong	2.40%	2025/3/5	2026/5/4	5,000,000	697,973
Agricultural Bank of China**	Huadong	2.40%	2025/1/10	2026/1/10	9,000,000	1,256,352
Total					82,000,000	11,446,759

Short-term bank borrowings as of December 31, 2024 consisted of the following:

Lender	Company	Rate	Issuance Date	Expiration Date	Amount- RMB	Amount- US$
Jiangsu Yangzhou Rural Commercial Bank	Huadong	3.30%	2024/2/1	2025/1/31*	5,000,000	684,997
Bank of China	Huadong	2.42%	2024/3/11	2025/3/10*	5,000,000	684,997
Bank of Communications	Huadong	2.55%	2024/4/23	2025/4/23*	9,000,000	1,232,995
Bank of Jiangsu	Huadong	2.60%	2024/12/23	2025/12/15	10,000,000	1,369,994
CITIC Bank	Huada	2.70%	2024/9/26	2025/9/25	5,000,000	684,997
CITIC Bank	Huada	2.70%	2024/9/30	2025/9/25	5,000,000	684,997
Industrial and Commercial Bank of China	Yada	3.45%	2024/2/22	2025/2/21*	9,000,000	1,232,995
Total					58,000,000	7,945,966

*	These loans were repaid upon maturity.

**	The Company’s short-term bank borrowings are pledged by the Company’s assets and guaranteed by the Company’s major shareholders Yongjun Liu, Yin Liu and its subsidiary Yada.

The carrying values of the Company’s pledged assets to secure short-term borrowings by the Company are as follows:

	June 30, 2025	December 31, 2024
Buildings, net	$1,631,362	$1,062,792
Total	$1,631,362	$1,062,792

Interest expense was $122,769 and $129,292 for the six months ended June 30, 2025 and 2024, respectively.

8. Taxes Payable

Taxes payable consisted of the following:

	June 30, 2025	December 31, 2024
VAT payable	$294,774	$381,502
Income tax payable	339,759	787,848
Other tax payable	60,203	73,777
Total	$694,736	$1,243,127

9. Income Taxes

Cayman Islands

Under the current laws of the Cayman Islands, the Company is not subject to tax on income or capital gain. Additionally, upon payments of dividends to the shareholders, no Cayman Islands withholding tax is imposed.

Hong Kong

Under the current Hong Kong Inland Revenue Ordinance, the Company’s Hong Kong subsidiary, Kang Fu, is subject to a two-tiered profit tax rate regime. Under the two-tiered tax rate regime, the first HK$2.0 million assessable profits will be subject to an 8.25% lower tax rate and the remaining taxable income will continue to be taxed at the existing 16.5% tax rate.

PRC

Provisions for income tax are as follows:

	June 30, 2025	June 30, 2024
Provisions for current income tax	$1,284,800	$1,428,531
Deferred income tax benefit	(627,009)	(253,508)
Total	$657,791	$1,175,023

The following table summarizes deferred tax assets resulting from differences between financial accounting basis and tax basis of assets:

	June 30, 2025	December 31, 2024
Contingent liability	338,517	332,224
Allowance for credit losses	1,307,994	660,680
Deferred tax assets, net	1,646,511	992,904

The following is a reconciliation of the Company’s total income tax expense to the income before income taxes for the six months ended June 30, 2025 and 2024, respectively:

	June 30, 2025	June 30, 2024
Income before income tax provision	$3,802,813	$5,427,968
Tax at the PRC EIT tax rates	950,703	1,705,363
Effect of preferential tax	(209,471)	(250,386)
Change in valuation allowance	57,633	-
Tax effect of non-deductible expenses	191,953	85,032
Tax effect of R&D expenses additional deduction*	(333,027)	(364,986)
Income tax expense	$657,791	$1,175,023

*	According to PRC tax regulations, an additional 100% of current year R&D expenses may be deducted from tax income.

Under the Enterprise Income Tax Law (“EIT Law”), Foreign Investment Enterprises (“FIEs”) and domestic companies are subject to Enterprise Income Tax (“EIT”) at a uniform rate of 25%.

Huadong was granted a High and New Technology Enterprise (“HNTE”) certificate and received a preferential tax rate of 15% for a three-year validity period from November 30, 2016 and the HNTE certificate was renewed on December 22, 2022 with a three-year validity period. Thus, Huadong will remain eligible for a 15% preferential tax rate through December 31, 2025.

The EIT Law also provides that an enterprise established under the laws of a foreign country or region but whose “de facto management body” is located in the PRC be treated as a resident enterprise for PRC tax purposes and consequently be subject to the PRC income tax at the rate of 25% for its global income. The Implementing Rules of the EIT Law define the location of the “de facto management body” as “the place where the exercising, in substance, of the overall management and control of the production and business operation, personnel, accounting, properties, etc., of a non-PRC company is located.” Based on a review of surrounding facts and circumstances, the Company does not believe that it is likely that its entities registered outside of the PRC should be considered as resident enterprises for the PRC tax purposes.

The EIT Law also imposes a withholding income tax on dividends distributed by a FIE to its immediate holding company outside of the PRC. Kang Fu, which is the parent of Huada, Yada and Huadong, is therefore subject to a maximum withholding tax of 10% on dividends distributed by Huada, Yada and Huadong. In accordance with accounting guidance, all undistributed earnings are presumed to be transferred to the parent company and are subject to the withholding taxes. The presumption may be overcome if the Company has sufficient evidence to demonstrate that the undistributed dividends will be re-invested and the remittance of the dividends will be postponed indefinitely. As of June 30, 2025, the Company has determined that the undistributed earnings in Huada, Yada and Huadong will be re-invested into the subsidiary for the expansion of the Company’s business in mainland China and hence the remittance of the dividends will be postponed indefinitely.

Uncertain tax positions

The Company evaluates each uncertain tax position (including the potential application of interest and penalties) based on the technical merits, and measure the unrecognized benefits associated with the tax positions. As of June 30, 2025 and December 31, 2024, the Company did not have any significant unrecognized uncertain tax positions.

10. Shareholders’ Equity

Ordinary Shares

As of June 30, 2025 and December 31, 2024, 31,904,468 ordinary shares were issued and outstanding. As of June 30, 2025 and December 31, 2024, nil preferred shares were issued and outstanding.

Completion of IPO

On February 18, 2022, the Company closed initial public offering (“IPO”) of 3,940,000 Ordinary Shares, par value US$0.0005 per share at a public offering price of $10.00 per share, and the Ordinary Shares started to trade on the Nasdaq Global Market under the ticker symbol “MHUA” on February 16, 2022. The Company sold 3,600,000 shares pursuant to our underwriters’ firm commitment, together with an additional 340,000 shares sold pursuant to the underwriters’ partial exercise of their over-allotment option.

Conversion of convertible loans

For the year ended December 31, 2024, the Company issued 7,964,468 ordinary shares upon the conversion of $6,000,000 of convertible debt with conversion prices ranging from $0.62 to $0.89 per share. There was nil convertible debt as of June 30, 2025.

Warrants

As of June 30, 2025, there were 1,205,254 warrants outstanding and exercisable, which was related to warrants issued in connection of the Company’s convertible loans with fair value of $595,000. No warrants have been exercised for the six months ended June 30, 2025.

The warrants were valued using the black-scholes model. The assumptions used to value the warrants were as follows:

As of issue date (Jan 2, 2024)
Share price	$1.4
Exercise price	$2.9869
Interest rate	3.93%
Time to maturity	5 years
Volatility	59%

Treasury Shares

For the year ended December 31, 2024, the Company repurchased an aggregate of 80,097 ordinary shares with total repurchase cost of $200,000, which was recorded as treasury shares. As of June 30, 2025, all these shares were held in an escrow account as reserve solely for use as needed.

11. Statutory Surplus Reserves and Restricted Net Assets

Pursuant to laws applicable to entities incorporated in the PRC, the Company is required to make appropriations to certain reserve funds, comprising the statutory surplus reserve and the discretionary surplus reserve, based on after-tax net income determined in accordance with generally accepted accounting principles of the PRC (“PRC GAAP”). Appropriations to the statutory surplus reserve are required to be at least 10% of the after-tax net income determined in accordance with PRC GAAP until the reserve is equal to 50% of the entity’s registered capital. Appropriations to the discretionary surplus reserve are made at the discretion of the Board of Directors. And as of June 30, 2025 and December 31, 2024, the Company have a discretionary surplus reserve $16,289,661 and $16,238,283.

As a result of these PRC laws and regulations and the requirement that distributions by PRC entities can only be paid out of distributable profits computed in accordance with PRC GAAP, the PRC entities are restricted from transferring a portion of their net assets to the Company. Amounts restricted include paid-in capital and the statutory reserves of the Company’s PRC subsidiaries. The aggregate amounts of capital and statutory reserves restricted which represented the amount of net assets of the relevant subsidiaries in the Company not available for distribution was $65,326,934 and $65,275,556 as of June 30, 2025 and December 31, 2024, respectively.

Under PRC laws and regulations, statutory surplus reserves are restricted to set-off against losses, expansion of production and operation and increasing registered capital of the respective company and are not distributable other than upon liquidation. The reserves are not allowed to be transferred to the Company in terms of cash dividends, loans or advances, nor allowed for distribution except under liquidation.

12. Related Party Transactions and Balances

(1)	Related Parties:

Name of related parties	Relationship with the Company
Jiangsu Zhongxiangxin International Science and Technology Innovation Park Co., Ltd. (“Zhongxiangxin”)	An entity method investee
Hainan Guoxie Technology Group Co. Ltd. (“Hainan Guoxie”)	An entity method investee
Jiangsu Guomai Medical Equipment Co., Ltd (“Jiangsu Guomai”)	An entity method investee
Yangzhou Meihua Import and Export Co., Ltd.	An entity controlled by Kai Liu, son of Yongjun Liu, Chairman and shareholder of the Company

(2)	Accounts receivable from a related party

Name of related party	June 30, 2025	December 31, 2024
Yangzhou Meihua Import and Export Co., Ltd.	$1,194,162	$727,180

(3)	Prepayment to a related party

Name of related party	June 30, 2025	December 31, 2024
Jiangsu Guomai	$418,784	$-

During the six months ended June 30, 2025, the Group advanced a procurement payment of $418,784 (RMB3 million) to Jiangsu Guomai. The balance as of June 30, 2025 was still outstanding as of the date of this filing.

(4)	Due from related parties

Name of related party	June 30, 2025	December 31, 2024
Zhongxiangxin (1)	-	6,854,443
Hainan Guoxie (2)	11,193,418	10,190,726
Total	$11,193,418	$17,045,169

(1)	For the year ended December 31, 2024, the Group advanced $6,849,972 (RMB50.0 million) to Zhongxiangxin with a fixed interest rate of 2.35%. As of December 31, 2024, principle and interests amounted to $6,854,443. The loan was fully collected on March 20, 2025.

(2)	For the year ended December 31, 2024, the Company advanced $10,190,726 to Hainan Guoxie. The advance is interest-free and will be converted into a capital injection in Hainan Guoxie. For the six months ended June 30, 2025, the Company further advanced $ 809,649 (RMB5.8 million) to Hainan Guoxie.

(5)	Related Party Sales

The Company sells products to its related parties and the sales amount from a related party for the six months end 2025 and 2024 are as follows:

	For the Six Months ended June 30,
Name of related party	2025	2024
Yangzhou Meihua Import and Export Co., Ltd.	$396,147	$307,805

13. Commitments And Contingencies

Contingencies

The Company may be involved in various legal proceedings, claims and other disputes arising from the commercial operations, projects, employees and other matters which, in general, are subject to uncertainties and in which the outcomes are not predictable. The Company determines whether an estimated loss from a contingency should be accrued by assessing whether a loss is deemed probable and can be reasonably estimated. As of June 30, 2025, based on the current progress of the legal proceeding, the amount of assets frozen by the court, and the professional assessment of the legal proceeding’s final outcome by the lawyers, the accrued contingency liability related to the legal proceeding unresolved amounted to $1,354,068. The Company is vigorously defending the claims and Mr. Yongjun Liu, our Chairman and shareholder, provided personal guarantee on any losses might incur for such pending lawsuit.

14. Subsequent Events

The Company has evaluated the impact of events that have occurred subsequent to June 30, 2025, through the date the unaudited condensed consolidated financial statements were available to be issued, and concluded that no subsequent events have occurred that would require recognition in the unaudited condensed consolidated financial statements or disclosure in the notes to the unaudited condensed consolidated financial statements, except as follow:

Bank borrowing

As of the date these unaudited condensed consolidated financial statements were available to be issued, the Company has no new bank borrowings and has bank loan repayment of $1,326,148 (RMB 9.1 million).

Repayment

Subsequent repayments on bank borrowings consisted of the following:

Lender	Company	Rate	Repayment Date	Collateral/Security	Amount-RMB	Amount-USD
Zheshang Bank of China	Huada	2.50%	2025/7/23	Yongjun Liu, Yin Liu	50,000	69,797
Bank of Communications	Huada	2.50%	2025/7/4	Yin Liu	4,000,000	558,378
Agricultural Bank of China	Huadong	2.40%	2025/7/11	Buildings	5,000,000	697,973
Total					9,050,000	1,326,148